

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2018

Via E-mail
John H. Davis
Chief Financial Officer
RW Holdings NNN REIT
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

> Re: **RW Holdings NNN REIT**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed April 3, 2017**
> **File No. 000-55776**

Dear Mr. Davis:

We issued comments to you on the above captioned filing on December 22, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 6, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Off ice of Real Estate and
Commodities